                                                                    Exhibit 99.1

                                                           FOR IMMEDIATE RELEASE

CONTACTS:

Albert Gabrielli                       Jack McAvoy
ViryaNet                               ViryaNet
508-490-8600, ext 3038                 508-490-8600, ext 3090
albert.gabrielli@viryanet.com          jack.mcavoy@viryanet.com
-----------------------------          ------------------------

    VIRYANET REPORTS STRONG SEQUENTIAL RESULTS IN SECOND FISCAL QUARTER 2001

                Company's Path to Profitability Clearly Defined

SOUTHBOROUGH, MASS. -- AUGUST 1, 2001 -- ViryaNet (NASDAQ: VRYA), a leading provider of wireless workforce management solutions for field service communities, today announced financial results for its second fiscal quarter 2001.

Total revenues were $5.2 million for the second fiscal quarter, ended June 30, 2001. This was an increase of 14 percent from $4.6 million recorded in the first quarter ended March 31, 2001, and a decrease of 17 percent from $6.3 million recorded in the second quarter of 2000, due largely to the change in business climate and overall economic conditions.

Software license revenues for the second quarter of 2001 were $3.2 million, an 11 percent increase from $2.9 million in the previous quarter. Revenues from services and maintenance increased to $2.0 million, a 20 percent increase from $1.7 million in the previous quarter.

The Company reported gross margins of 54 percent for the second quarter of 2001, compared with 48 percent in the first quarter of 2001. Overall, the sequential improvement in gross margins is primarily attributable to the growth in overall revenues of 14 percent and reduction in the use of contractors to deliver professional services, offset by higher royalty costs due to an increase in third-party software license content.
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ViryaNet Reports Strong Sequential Results in Second Fiscal Quarter 2001 -
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The Company reported a net loss for the second quarter of $4.9 million, or a net loss of $0.23 per basic and diluted share, compared with a net loss of $7.6 million, or a net loss of $0.35 per basic and diluted share in the first quarter of 2001, and a net loss of $3.0 million, or a net loss of $1.10 per basic and diluted share in the second quarter of 2000.

The sequential improvement in net loss for Q2 2001 compared with Q1 2001 is attributable to the improvement in gross margins and reductions in operating expenses of $1.3 million, excluding one-time charges. The operating expense savings are attributable to the significant headcount actions taken in April along with a reduction in program spending and other discretionary expenses.

During the second quarter of 2001, the Company incurred an additional one-time charge of approximately $500,000 for severance expenses related to further headcount reductions taken at the end of Q2 of approximately 20 percent. Excluding these one-time charges, net loss for the second quarter of 2001 was $4.4 million or a net loss of $0.20 per basic and diluted share.

"The ViryaNet team has refused to give in to today's difficult market conditions, unlike competitors in our space that have closed few, if any, new sales. We fought hard, and, with great determination, brought in new deals and sold additional offerings to existing customers," said Win Burke, president and CEO, ViryaNet. "In Q2, we attained sequential quarter revenue growth of 14 percent over Q1 2001. In addition, we are reporting financial results that are consistent with the guidance that we provided during our last earnings call, and which exceeded analyst expectations."

"In the second quarter, we adjusted our business plan," continued Mr. Burke. "We reduced costs, we restructured our workforce, we posted strong results, and we brought forward our goal to achieve break-even profitability from Q1 of 2002 to Q4 of 2001."

SECOND QUARTER ACCOMPLISHMENTS

The second quarter included strategic deals with several new companies, including Viasource, which selected ViryaNet Service Hub to extend the range of installation and maintenance services that it provides to its telecommunications and high-technology clients and improve the quality and efficiency of its operations; CAL-AIR, an HVAC facilities contractor, which selected ViryaNet Service Hub to transition its service business to the Internet, increase the
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ViryaNet Reports Strong Sequential Results in Second Fiscal Quarter 2001 -
Page 3

productivity and responsiveness of its field service organization, and deliver Internet-based, next-generation customer service; Abentel, a company in Spain that performs installation and maintenance services for telecommunication and utility companies; and EZ Analysis, a reseller and systems integration firm and a ViryaNet partner in Europe that services the workforce management market.

The Company also received follow-on orders from several of its existing customers, including Verizon Avenue, which purchased ViryaNet Service Supply Chain application to add to its live implementation of Service Hub; Teraoka, in Japan, which purchased license upgrades for its installation; and Citizens Communications, the Company's largest customer for wireless workforce management, which booked additional licenses for their expanding installation.

This quarter also saw developments in the Company's strategic partnerships, including Amdocs, Micromuse, EZ Analysis, and Xelus.

Amdocs, a major player in the telecommunications industry has become a ViryaNet reseller and systems integrator; Amdocs and ViryaNet have co-developed an interface between ViryaNet Service Hub and Amdocs' Ensemble customer care and billing platform. Micromuse, the leading vendor of network management applications for the telecommunications industry, and ViryaNet have entered into a marketing alliance and developed an interface between ViryaNet Service Hub and Micromuse's Netcool(R) application. EZ Analysis is a European reseller and systems integration firm, mentioned earlier. The Company's relationship with Xelus, which was established in Q1, saw significant accomplishment during the quarter as both companies began investing in integrating their respective solutions, training staff, and preparing joint marketing programs around Xelus' new Enterprise Service Management (ESM) initiative; with Xelus, the Company's goal is to expand its reach into other markets, such as aviation and automotive.

ViryaNet experienced multiple "go live" implementations during the quarter, including Citizens Communications, ITC DeltaCom, Lockheed, and Verizon Avenue. "These successful implementations underscore our commitment to the highest level of customer satisfaction, leading to showcase accounts to which we can reference our prospects," continued Mr. Burke.
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ViryaNet Reports Strong Sequential Results in Second Fiscal Quarter 2001 -
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WORKFORCE REDUCTION AND REASSIGNMENT

The Company took efforts to reduce its costs in both April and June. The combination of these actions has reduced headcount, including contractors, by approximately 40 percent since the end of the first quarter of 2001.

"The result of these actions and other expense reductions will provide a combined savings of approximately $3.5 million on a quarterly basis, with the full benefit of these savings occurring in the fourth quarter of 2001," stated ViryaNet CFO Al Gabrielli.

"These actions were driven by our goal to bring forward break-even operating profitability from Q1 2002, as indicated in our previous guidance, to Q4 2001, and ensure that our future cash requirements could be met without the use of external funds," said Al Gabrielli, CFO, ViryaNet.

BUSINESS OUTLOOK

ViryaNet's review of the business outlook indicates that revenue for the third quarter of 2001 is expected within a range of $5.5 million and $6.0 million, with expectations for the fourth quarter within a range of $6.5 million and $7.0 million. Net loss per share in the third quarter is expected within a range of $0.07 and $0.09, while earnings per share in the fourth quarter are expected to be approximately at the break-even level.

The Company's cash position at June 30, 2001 was $14.2 million, including drawdowns on the Company's line of credit. Excluding the drawdowns on the line of credit, the Company's cash position was $10.6 million. "Our cash management this quarter was better than expected because second quarter expense controls were achieved sooner than planned and our cash collections progress was facilitated by the number of successful "go live" events during the quarter," said Gabrielli. "With these additional cost reductions and headcount actions taken at the end of the quarter, we believe that we will have sufficient cash to take us through to profitability without the use of external funds."

ABOUT VIRYANET

ViryaNet is a provider of enterprise and mid-market wireless workforce management solutions for field service communities. These solutions enable field service organizations to efficiently schedule and dispatch field service personnel, capture and record logistics and labor activity, and monitor, report,
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ViryaNet Reports Strong Sequential Results in Second Fiscal Quarter 2001 -
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and measure this activity -- meeting an organization's installation, preventative maintenance, and break-fix obligations. ViryaNet's wireless workforce management solution supports wireless devices over standard wireless networks.

ViryaNet's solutions integrate with popular front- and back-office applications. ViryaNet's professional services team and implementation partners enable deployment of the Company's solutions for wireless workforce management.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives, its future business prospects, its future financial performance, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission.


                                      ###
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ViryaNet Reports Strong Sequential Results in Second Fiscal Quarter 2001 -
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                         VIRYANET LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                       JUNE 30,               DECEMBER 31,
                                                                                         2001                     2000
                                                                                      UNAUDITED                 AUDITED
                                                                                --------------------     --------------------
                                                                                           U.S. DOLLARS IN THOUSANDS
                                                                                ---------------------------------------------
  ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                               $14,214                  $21,838
Trade receivables (net of allowance for doubtful accounts-
  $632 in 2001 and $37 in 2000)                                                           6,845                    6,190
Other accounts receivable and prepaid expenses                                            1,800                    2,960
                                                                                ------------------       -------------------
Total current assets                                                                     22,859                   30,988
                                                                                ------------------       -------------------
SEVERANCE PAY FUND                                                                        1,021                      945
                                                                                ------------------       -------------------
PROPERTY AND EQUIPMENT, NET                                                               3,187                    2,907
                                                                                ------------------       -------------------
                                                                                        $27,067                  $34,840
                                                                                ==================       ===================

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ViryaNet Reports Strong Sequential Results in Second Fiscal Quarter 2001 -
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                       VIRYANET LTD. AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                      JUNE 30,                DECEMBER 31
                                                                                        2001                     2000,
                                                                                      UNAUDITED                 AUDITED
                                                                                -------------------      --------------------
                                                                                           U.S. DOLLARS IN THOUSANDS
                                                                                ---------------------------------------------

  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                                                                $  3,661                  $    145
Trade payables                                                                           3,334                     2,449
Deferred revenues                                                                        1,914                     1,956
Other accounts payable and accrued expenses                                              5,520                     5,312
                                                                                ------------------       -------------------

Total current liabilities                                                               14,429                     9,862
                                                                                ------------------       -------------------


ACCRUED SEVERANCE PAY                                                                    1,814                     1,797
                                                                                ------------------       ------------------

SHAREHOLDERS' EQUITY:
Share capital                                                                              611                       610
Additional paid-in capital                                                              98,353                    98,328
Accumulated other comprehensive loss                                                      (441)                     (288)
Deferred stock compensation                                                               (298)                     (604)
Accumulated deficit                                                                    (87,401)                  (74,865)
                                                                               -------------------       ------------------

Total shareholders' equity                                                              10,824                    23,181
                                                                               -------------------       ------------------

                                                                                      $ 27,067                  $ 34,840
                                                                               ===================       ==================

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ViryaNet Reports Strong Sequential Results in Second Fiscal Quarter 2001 -
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                                 VIRYANET LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          THREE MONTHS ENDED
                                                                                               JUNE 30,
                                                                               --------------------------------------
                                                                                               UNAUDITED
                                                                               --------------------------------------
                                                                                           2001                  2000
                                                                               ----------------      ----------------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                               --------------------------------------
                                                                                       (EXCEPT PER SHARE DATA)
                                                                               --------------------------------------



Revenues:
 Software licenses                                                                  $     3,218            $    3,754
 Maintenance and services                                                                 1,989                 2,503
                                                                               ----------------      ----------------

Total revenues                                                                            5,207                 6,257
                                                                               ----------------      ----------------

Cost of revenues:
 Software licenses                                                                          620                   109
 Maintenance and services                                                                 1,764                 1,902
                                                                               ----------------      ----------------

Total cost of revenues                                                                    2,384                 2,011
                                                                               ----------------      ----------------

Gross profit                                                                              2,823                 4,246
                                                                               ----------------      ----------------

Operating expenses:
 Research and development                                                                 2,097                 1,687
 Sales and marketing                                                                      4,593                 4,199
 General and administrative                                                               1,020                   945
 Amortization of deferred stock compensation                                                 69                   248
                                                                               ----------------      ----------------

Total operating expenses                                                                  7,779                 7,079
                                                                               ----------------      ----------------

Operating loss                                                                           (4,956)               (2,833)
Financial income (expenses), net                                                             42                  (137)
                                                                               ----------------      ----------------

Net  loss                                                                           $    (4,914)           $   (2,970)
                                                                               ================      ================

Basic and diluted net loss per share                                                     $(0.23)               $(1.10)
                                                                               ================      ================

Weighted average number of shares used in
 computing basic and diluted net loss per share                                      21,710,988             2,708,584
                                                                               ================      ================